Exhibit 99.1
For Immediate Release
April 30, 2008
SAP Reports Strong Growth in
Software and Software Related Service Revenues
Company Achieves Double-Digit Growth at Constant Currencies in All Regions
     WALLDORF – April 30, 2008 – SAP AG (NYSE: SAP) today announced its preliminary financial results for the first quarter ended March 31, 2008. Business Objects is included in these results from January 21, 2008 onwards.

	SAP - First Quarter 2008*
	U.S. GAAP			Non-GAAP**
							% change
			%			%	constant
in € million	Q1/2008	Q1/2007	change	Q1/2008	Q1/2007	change	currency***
Software revenues	622	562	11	622	562	11	18
Software and software-related service revenues	1,736	1,515	15	1,783	1,515	18	24
Total revenues	2,460	2,162	14	2,507	2,162	16	22
Operating income	359	436	-18	489	447	9	20
Operating margin (%)	14.6	20.2	-5.6pp	19.5	20.7	-1.2pp	-0.5pp
Income from continuing operations	247	312	-21	345	319	8	—
Net income	242	310	-22	340	317	7	—
Basic EPS from cont. operations (€)	0.21	0.26	-19	0.29	0.26	12	—

*	All figures are preliminary and unaudited and are based on the current status of the purchase price allocation for the Business Objects acquisition which is not yet final.

**	Revenue line items are adjusted for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix at the end of the financial section of the press release for explanations of the Non-GAAP measures used in this press release and for related reconciliations to U.S. GAAP.

***	Constant currency Non-GAAP revenue and operating income figures are calculated by translating Non-GAAP revenue and Non-GAAP operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See Appendix at the end of the financial section of press release for details.

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 2
HIGHLIGHTS – First Quarter 2008
Revenues
•	First quarter 2008 U.S. GAAP software and software related service revenues were €1.74 billion (2007: €1.52 billion), representing an increase of 15% compared to the first quarter of 2007. Non-GAAP software and software related service revenues, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €47 million, for the first quarter of 2008 were €1.78 billion (2007: €1.52 billion). This represents an increase of 18% (24% at constant currencies) compared to the first quarter of 2007.

•	Excluding the contribution from Business Objects, SAP’s business contributed 12 percentage points to the constant currency growth of the Non-GAAP software and software related service revenues. This represents the 17th consecutive quarter of double-digit growth in software and software related service revenues at constant currencies.

•	U.S. GAAP total revenues for the 2008 first quarter were €2.46 billion (2007: €2.16 billion), which was a year-over-year increase of 14%. Non-GAAP total revenues, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of €47 million for the first quarter of 2008, were €2.51 billion (2007: €2.16 billion), which is an increase of 16% (22% at constant currencies) compared to the first quarter of 2007.

•	First quarter 2008 U.S. GAAP software revenues were €622 million (2007: €562 million), representing an increase of 11% (18% at constant currencies) compared to the first quarter of 2007.
Income
•	U.S. GAAP operating income was €359 million (2007: €436 million), which was a decrease of 18% compared to the first quarter of 2007. First quarter Non-GAAP operating income, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €130 million, was €489 million (2007: €447 million), which was an increase of 9% (20% at constant currencies) compared to the first quarter of 2007.

•	The U.S. GAAP operating margin for the first quarter of 2008 was 14.6% (2007: 20.2%). The first quarter Non-GAAP operating margin was 19.5% (2007: 20.7%), or 20.2% at

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 3
constant currencies. Both the U.S. GAAP and the Non-GAAP operating margins were impacted by accelerated investments of approximately €40 million (2007: €23 million) to build a business around the new SAP Business ByDesign solution to address new untapped segments in the midmarket as announced by the Company at the beginning of 2007. The U.S. GAAP operating margin was additionally impacted by a significant increase in acquisition-related charges as a result of the acquisition of Business Objects.

•	U.S. GAAP income from continuing operations for the first quarter of 2008 was €247 million (2007: €312 million), representing a decrease of 21% compared to the first quarter of 2007. Non-GAAP income from continuing operations, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges totaling €98 million, was €345 million (2007: €319 million), representing an increase of 8% compared to the first quarter of 2007.

•	U.S. GAAP earnings per share from continuing operations for the first quarter of 2008 was €0.21 (2007: €0.26), which was a decrease of 19% compared to the same period in 2007. Non-GAAP earnings per share from continuing operations for the first quarter of 2008 was €0.29 (2007: €0.26), which was an increase of 12% compared to the same period in 2007.
Core Enterprise Applications Vendor Share
     SAP reported its ninth consecutive quarter of share gains. Based on U.S. GAAP first quarter 2008 software and software related service revenues on a rolling four-quarter basis, SAP’s worldwide share of Core Enterprise Applications vendors, which account for approximately $37.4 billion in software and software related service revenues as defined by the Company based on industry analyst research, was 32.6% for the four-quarter period ended March 31, 2008 compared to 31.9% for the four-quarter period ended December 31, 2007, and 28.2% for the four-quarter period ended March 31, 2007, representing a year-over-year share gain of 7.6 percentage points, of which approximately 4 percentage points came from organic growth. All prior period share numbers have been adjusted to reflect the acquisition of Business Objects.
     “We are pleased to report our 17th consecutive quarter of double-digit growth in software and software related service revenues, even without the inclusion of Business Objects’

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 4
contributions for the quarter, along with our ninth consecutive quarter of share gains against Core Enterprise Application vendors,” said Henning Kagermann, co-CEO of SAP. “Our continued strong performance can be partly attributed to having a leading presence in all regions of the world, making SAP a truly global software company.”
     Mr. Kagermann continued, “Our growth strategy, which comprises three pillars – the established business, the midmarket and the business user solutions — is working quite well. For the established business, SAP ERP 6.0 adoption is exceeding our expectations, providing continued opportunities for growth of business process platform; the midmarket business continued to perform well with over 1,570 customers from small businesses and midsize companies added in the first quarter; and business user solutions remained the fastest-growing business at the Company. Moreover, we have strengthened our position and significantly broadened our opportunity in the fast-growing market for business user solutions with the successful acquisition of Business Objects.”
Cash Flow
Operating cash flow from continuing operations for the first quarter of 2008 was €1.07 billion (2007: €852 million). Free cash flow for the first quarter of 2008 was €1.0 billion (2007: €773 million), which was 41% of total revenues (2007: 36%). At March 31, 2008, the Company had total group liquidity of €2.4 billion, which includes cash and cash equivalents, restricted cash and short term investments (December 31, 2007: €2.8 billion).
Share Buyback
In the first quarter of 2008, the Company bought back 8.0 million shares at an average price of €32.19 (total amount: €258 million). As of March 31, 2008, the Company held treasury stock in the amount of 54.3 million shares (approximately 4.4% of total shares outstanding) at an average price of €35.50. For 2008, the Company expects to invest an additional approximately €250 million buying back shares.
Small and Midsize Enterprises and SAP Business ByDesign
SAP’s small and midsize enterprise (SME) business continued to perform well in the first quarter of 2008 as the Company added more than 1,570 new SME customers (excluding customers from

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 5
Business Objects) in the quarter, representing a 28% increase compared to the first quarter of 2007. A principal component of the SME strategy is SAP’s breakthrough innovative new solution, SAP Business ByDesign. Since last September’s announcement of SAP Business ByDesign, the Company has been working closely with early customers and partners to validate and fine-tune the solution. As a result of this process, SAP has elected to modify the rollout strategy for SAP Business ByDesign to ensure a more focused and controlled ramp-up process. The new rollout strategy includes the following:
•	For 2008, go-to-market efforts for SAP Business ByDesign will focus on six countries, where all the current productive early customers are based and which represent a large amount of the worldwide volume market opportunity. Additional country rollouts will be executed in 2009.

•	It is expected to take around 12 months to 18 months longer than the original 2010 target to reach the SAP Business ByDesign $1 billion revenue and 10,000 customer potential.

•	However, the Company will use SAP Business ByDesign innovations and technologies for the existing solutions and this will contribute significantly to the overall revenues of SAP in 2010.

•	Also, the Company will engage with significantly less than 1,000 customers in 2008.
In light of the modified rollout strategy, SAP will reduce its accelerated investments around SAP Business ByDesign in 2008 by approximately €100 million, which is expected to result in additional operating margin expansion in 2008 as noted in the “Business Outlook” section of this release. Furthermore, beginning in 2009 there will be no further accelerated investments. The expected expenses related to SAP Business ByDesign will be funded out of SAP’s normal operational business.
SAP maintains its full confidence in the product, the market opportunity and the associated business model of SAP Business ByDesign, as the Company continues to move toward volume readiness in 2008.

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 6
BUSINESS OUTLOOK
     The Company is providing the following outlook for the full-year 2008, which differs from the original outlook provided in January 2008 only with regards to SAP’s expectations for the 2008 Non-GAAP operating margin at constant currencies
•	The Company expects full-year 2008 Non-GAAP software and software related service revenue, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects of approximately €180 million, to increase in a range of 24% – 27% at constant currencies (2007: €7.428 billion). SAP’s business, excluding the contribution from Business Objects, is expected to contribute 12 – 14 percentage points to this growth.

•	The Company now expects the full-year 2008 Non-GAAP operating margin at constant currencies, which excludes a non-recurring deferred support revenue write-down from the acquisition of Business Objects and acquisition-related charges, to be in the range of 28.5% – 29.0% (2007 non-GAAP operating margin: 27.3%). The previous outlook originally provided in January 2008 was expected to be in a range of 27.5% – 28.0%. The change is the result of the Company’s decision to reduce accelerated investments around SAP Business By Design by approximately €100 million in 2008.

Therefore, the 2008 Non-GAAP operating margin outlook now includes accelerated investments around SAP Business By Design of around €100 million for the full-year 2008 (previously €175 million to €225 million).

•	The Company is projecting an effective tax rate of 31.0% to 31.5% (based on U.S. GAAP income from continuing operations) for 2008.
KEY EVENTS – First Quarter 2008
•	In the first quarter of 2008, SAP closed major contracts in several key regions including Al Futtaim Group, Barclays Bank, Landesamt für Besoldung und Versorgung, Nordrhein-Westfalen, Germany, and Nationwide Building Society in EMEA, Bank of America, LensCrafters, Sigdo Koppers S.A., Tawa Supermarkets in Americas, and Fujian

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 7
Electric Power Co., Ltd., National Health Insurance Corporation, Korea, Mitsui High-tec, Inc., and Pegatron Corporation in the Asia Pacific Japan region.

•	On March 17, 2008, SAP announced an extension of their relationship with Novell to enable customers of all sizes to run, manage and secure mission-critical operations on Linux. In a move that will help meet the growing demand for SUSE Linux Enterprise and provide support for the open source community, Novell and SAP are planning to offer enhanced options for customers who choose to run open source.

•	Further enabling customers to realize the benefits of enterprise service-oriented architecture, SAP and IDS Scheer announced an expansion of their strategic partnership that will enable customers, for the first time, to take a model and process-centric approach to the implementation of service-enabled business applications from SAP.

•	Building upon its recently announced fast-start program for SAP Business All-in-One solutions, SAP revealed plans for an expansion of its partnership with Intel. SAP and its long-term technology partner Intel intend to introduce a ground-breaking offering that will be offered on an Intel-based system via original equipment manufacturer (OEM) and hardware system providers based on SUSE Linux Enterprise from Novell and the database SAP MaxDB.

•	On February 25, 2008, SAP announced the third enhancement package for its market-leading enterprise resource planning (ERP) application, SAP ERP. Enhancement packages enable customers to access new software features via a simple download to switch on as needed, responding directly to customer requests for access to new innovation without touching mission-critical core systems.

•	On February 25, 2008, SAP announced a new fast-start program for its proven SAP Business-All-in-One solutions. The program targets midsize companies in the manufacturing, services and trade industries and provides them with the pre-configured industry-specific processes needed to streamline and gain visibility into their core business operations.

•	On February 13, 2008, SAP announced that the company had been named “Germany’s Best Employer” for the fourth consecutive year in the 2008 “Great Place to Work” initiative, and that it has been named among the leading employers in Japan by the Great Place to Work Institute (GPTW).

•	On February 12, 2008, SAP announced the industry’s first Intelligence Platform. A single, enterprise-scale platform, BusinessObjects XI 3.0 breaks the barriers of traditional business intelligence (BI), helping to ensure that all people connected with an organization can have access to the information they need to make a difference.

•	On February 11, 2008, SAP announced the squeeze-out of Business Objects securities by SAP France which was completed during the quarter.

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 8
•	On January 29, 2008, SAP announced the launch of an industry value network for public security. The Industry Value Network for public security will join 15 existing industry-focused networks hosted by SAP and brings together customers, partners and SAP to develop solutions that solve the unique challenges of the public security industry. The solutions are based on an enterprise service-oriented architecture and open standards to fuel a new dimension of industry interoperability and collaboration.

•	On January 21, 2008, SAP obtained control over Business Objects.

•	On January 21, 2008, SAP and IBM announced at the annual Lotusphere conference plans to deliver their first joint software product codenamed “Atlantic” which will integrate IBM Lotus Notes software with SAP Business Suite. The combined efforts to create “Atlantic” will result in a new style of applications that present information and data in a context familiar to users of the Lotus Notes desktop. This will make it easier for users to do their jobs and greatly enhance the return on investment that companies have made in their SAP applications.

•	On January 16, 2008, SAP and Business Objects unveiled their first joint offerings. Nine combined product packages were chosen to address the most common challenges facing business users from the C-suite to main street, which include: gaining better business insight, improving company performance and ensuring compliance with corporate governance policies.

•	On January 16, 2008, SAP announced that by uniting two of the technology industry’s biggest brands, SAP and Business Objects now intend to embark on a road map to transform their wide lead in the market of software for business users into leadership in the emerging market for business performance optimization.

•	At the National Retail Federation (NRF) 97th Annual Convention and Expo in New York, SAP announced on January 15, 2008, increasing momentum for SAP solutions in the retail industry as evidenced by newly released data for customers that have recently implemented SAP for Retail solutions. More than 500 customers went live with SAP solutions in 2007, solidifying SAP’s reputation as the preeminent solution provider among retailers.
Use of Non-GAAP Measures
This press release contains certain financial measures such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow and constant currency period-over-period changes in revenue and operating income. These measures are not prepared in accordance with U.S. GAAP and therefore are considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as a substitute for or superior to revenue, operating margin or our other

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 9
measures of financial performance prepared in accordance with U.S. GAAP. See the Appendix at the end of the financial section of this press release for additional information regarding the Non-GAAP measures included in this press release and for the reconciliations to the corresponding U.S. GAAP measures.
Core Enterprise Applications Vendor Share
The Company provides share data based on the vendors of Core Enterprise Applications solutions, which account for approximately $37.4 billion in software and software related service revenues as defined by the Company based on industry analyst research. For 2008, industry analysts project approximately 7% year-on-year growth for core Enterprise Applications vendors. For its quarterly share calculation, SAP assumes that this approximate 7% growth will not be linear throughout the year. Instead, quarterly adjustments are made based on the financial performance of a sub set of (approximately 25) Core Enterprise Application vendors.
Webcast/Supplementary Financial Information
SAP senior management will host a conference call today at 3:00 pm (CEDT) / 2:00 pm (BST) / 9:00 am (EDT) / 6:00 am (PDT). The conference call will be Webcast live on the Company’s Web site at <http://www.sap.com/investor> and will be available for replay purposes as well. Supplementary financial information pertaining to the quarterly results can be found at http://www.sap.com/investor.
About SAP
SAP is the world’s leading provider of business software, offering applications and services that enable companies of all sizes and in more than 25 industries to become best-run businesses. With more than 47,800 customers (excludes customers from the acquisition of Business Objects) in over 120 countries, SAP is listed on several exchanges, including the Frankfurt stock exchange and NYSE, under the symbol “SAP.” (For more information, visit www.sap.com)
(*) SAP defines business software as comprising enterprise resource planning and related applications.
# # #
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “outlook,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s most recent Annual Report on Form 20-F filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.
Copyright © 2008 SAP AG. All rights reserved.
SAP, R/3, mySAP, mySAP.com, xApps, xApp, SAP NetWeaver and other SAP products and services mentioned herein as well as their respective logos are trademarks or registered trademarks of SAP AG in Germany and in several other countries all over the world. All other product and service names mentioned are the trademarks of their respective companies. Data contained in this document serve informational purposes only. National product specifications may vary.

SAP Reports Strong Growth in Software and Software Related Service Revenues	Page 10
For more information, press only:
Herbert Heitmann, +49 (6227) 7-61137, herbert.heitmann@sap.com, CET
Christoph Liedtke, +49 6227 7-50383, christoph.liedtke@sap.com, CET
Frank Hartmann, +49 (6227) 7-42548, f.hartmann@sap.com, CET
Andy Kendzie +1 (202) 312-3919, andy.kendzie@sap.com, EST
For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, investor@sap.com, EST
Appendix — Financial Information to Follow

Financial Information
for the First Quarter 2008
– Condensed, Preliminary and Unaudited –

page
Financial Statements
Statements of Income	F1
Balance Sheets	F2
Statements of Cash Flow	F3

Supplementary Financial Information
Revenue by Region	F4
Stock-based Compensation	F5
Free Cash Flow	F5
Headcount	F5
Multi Quarter Overview	F6

Appendix
Explanation of Non-GAAP Measures	F7

CONSOLIDATED INCOME STATEMENT
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Three months ended March 31,
	2008				2007				% change
					Non-GAAP								Non-GAAP
				Currency	constant								constant
€ millions, unless otherwise stated	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP		Non-GAAP*		currency**

Software revenue	622	0	622	43	665	562	0	562	11		11		18
Support revenue	1,058	47	1,105	54	1,159	914	0	914	16		21		27
Subscription and other software-related service revenue	56	0	56	1	57	39	0	39	44		44		46
Software and software-related service revenue	1,736	47	1,783	98	1,881	1,515	0	1,515	15		18		24
Consulting revenue	587	0	587	32	619	518	0	518	13		13		20
Training revenue	104	0	104	6	110	94	0	94	11		11		17
Other service revenue	25	0	25	2	27	28	0	28	-11		-11		-4
Professional services and other service revenue	716	0	716	40	756	640	0	640	12		12		18
Other revenue	8	0	8	0	8	7	0	7	14		14		14

Total revenue	2,460	47	2,507	138	2,645	2,162	0	2,162	14		16		22

Cost of software and software-related services	-367	48	-319			-287	10	-277	28		15
Cost of professional services and other services	-567	0	-567			-505	0	-505	12		12
Research and development	-417	14	-403			-339	0	-339	23		19
Sales and marketing	-597	21	-576			-478	1	-477	25		21
General and administration	-152	0	-152			-119	0	-119	28		28
Other operating income/expense, net	-1	0	-1			2	0	2	-150		-150

Total operating expenses	-2,101	83	-2,018	-92	-2,110	-1,726	11	-1,715	22		18		23

Operating income	359	130	489	46	535	436	11	447	-18		9		20

Other non-operating income/expense, net	-1	0	-1			-3	0	-3	-67		-67
Financial income/expense, net	-2	0	-2			36	0	36	-106		-106

Income from continuing operations before income taxes	356	130	486			469	11	480	-24		1

Income taxes	-109	-32	-141			-157	-4	-161	-31		-12
Minority interests	0	0	0			0	0	0	N/A		N/A

Income from continuing operations	247	98	345			312	7	319	-21		8

Loss from discontinued operations, net of tax	-5	0	-5			-2	0	-2	150		150

Net income	242	98	340			310	7	317	-22		7

Earnings per Share (EPS)
EPS from continuing operations – basic in €	0.21		0.29			0.26		0.26	-19		12
EPS from continuing operations – diluted in €	0.21		0.29			0.26		0.26	-19		12
EPS from net income – basic in €	0.20		0.28			0.26		0.26	-23		8
EPS from net income – diluted in €	0.20		0.28			0.26		0.26	-23		8

Weighted average number of shares***	1,196		1,196			1,214		1,214

Key Ratios
Operating margin	14.6%		19.5%		20.2%	20.2%		20.7%	-5.6	pp	-1.2	pp	-0.5	pp
Effective tax rate from continuing operations	30.6%		29.0%			33.5%		33.5%

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period. See appendix for details

***	in millions, treasury stock excluded

F1

CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. GAAP)
Preliminary and unaudited

€ millions	March 31, 2008	December 31, 2007

Assets

Cash and cash equivalents	2,237	1,608
Restricted cash	3	550
Short-term investments	179	598
Accounts receivable, net	2,861	2,895
Other assets	469	541
Deferred income taxes	171	125
Prepaid expenses/deferred charges	115	76
Assets held for sale	16	15
Current assets	6,051	6,408

Goodwill	4,837	1,423
Intangible assets, net	1,244	403
Property, plant, and equipment, net	1,345	1,316
Investments	88	89
Accounts receivable, net	2	3
Other assets	589	555
Deferred income taxes	192	146
Prepaid expenses/deferred charges	24	23
Noncurrent assets	8,321	3,958

Total assets	14,372	10,366

€ millions	March 31, 2008	December 31, 2007

Liabilities, Minority interests and Shareholders’ equity

Accounts payable	601	715
Income tax obligations	420	341
Other liabilities	1,126	1,456
Provisions	218	154
Deferred income taxes	130	47
Deferred income	1,689	477
Liabilities held for sale	13	9
Current liabilities	4,197	3,199
Accounts payable	5	10
Income tax obligations	95	90
Other liabilities	3,034	79
Provisions	359	369
Deferred income taxes	160	73
Deferred income	36	42
Noncurrent liabilities	3,689	663
Total liabilities	7,886	3,862

Minority interests	1	1

Common stock, no par value	1,247	1,246
Treasury stock	-1,929	-1,734
Additional paid-in capital	358	347
Retained earnings	7,401	7,159
Accumulated other comprehensive loss	-592	-515
Shareholders’ equity	6,485	6,503

Total liabilities, Minority interests and Shareholders’ equity	14,372	10,366

Days Sales Outstanding	68	66

F2

CONSOLIDATED STATEMENTS OF CASH FLOWS
(U.S. GAAP)
Preliminary and unaudited

	Three months ended March 31,
€ millions	2008	2007

Net income	242	310
Net income from discontinued operations	5	2
Minority interests	0	0
Income from continuing operations before minority interests	247	312

Adjustments to reconcile income before minority interests to net cash provided by operating activities:
Depreciation and amortization	141	56
Losses from equity investees	1	1
Gains/losses on disposal of intangible assets and property, plant, and equipment	1	-1
Gains on disposal of investments	-8	-1
Writeups/downs of financial assets	0	-1
Allowances for doubtful accounts	19	13
Impacts of hedging for cash-settled share-based payment plans	9	12
Stock-based compensation including income tax benefits	17	-22
Excess tax benefit from stock-based compensation	-8	0
Deferred income taxes	-58	-11
Change in accounts receivable	242	36
Change in other assets	32	-76
Change in accrued and other liabilities	-764	-556
Change in deferred income	1,201	1,090

Net cash provided by operating activities from continuing operations	1,072	852

Business combinations, net of cash and cash equivalents acquired	-3,687	-17
Repayment of acquirees’ debt in business combinations	-450	0
Purchase of intangible assets and property, plant, and equipment	-61	-79
Proceeds from disposal of intangible assets and property, plant, and equipment	7	5
Cash transferred to restricted cash	-451	0
Reduction of restricted cash	1,000	0
Purchase of investments	-5	-471
Sales of investments	422	225
Purchase of other financial assets	-4	-4
Sales of other financial assets	17	4

Net cash used in investing activities from continuing operations	-3,212	-337

Purchase of treasury stock	-258	-339
Proceeds from reissuance of treasury stock	41	18
Proceeds from issuance of common stock (stock-based compensation)	7	1
Excess tax benefit from stock-based compensation	7	0
Proceeds from short-term and long-term debt	3,859	13
Repayments of short-term and long-term debt	-911	-10
Proceeds from the exercise of equity-based derivative instruments (STAR hedge)	66	75
Purchase of equity-based derivative instruments (hedge for cash-settled share-based payment plans)	-46	0

Net cash used in financing activities from continuing operations	2,765	-242

Effect of foreign exchange rates on cash and cash equivalents	8	-3

Net cash used in operating activities from discontinued operations	-4	-4
Net cash used in investing activities from discontinued operations	0	0
Net cash used in financing activities from discontinued operations	0	0

Net cash used in discontinued operations	-4	-4

Net change in cash and cash equivalents	629	266

Cash and cash equivalents at the beginning of the period	1,608	2,399

Cash and cash equivalents at the end of the period	2,237	2,665

F3

REVENUE BY REGION
(U.S. GAAP, Non-GAAP* and Non-GAAP at Constant Currency**)
Preliminary and unaudited

	Three months ended March 31,
	2008					2007			% change
					Non-GAAP						Non-GAAP
				Currency	constant						constant
€ millions	U.S. GAAP	Adj.*	Non-GAAP*	impact**	currency**	U.S. GAAP	Adj.*	Non-GAAP*	U.S. GAAP	Non-GAAP*	currency**

Software revenue by region***
EMEA	292	0	292	10	302	237	0	237	23	23	27
Americas	217	0	217	27	244	248	0	248	-13	-13	-2
Asia Pacific Japan	113	0	113	6	119	77	0	77	47	47	55

Total	622	0	622	43	665	562	0	562	11	11	18

Software and software related service revenue by region***
Germany	302	1	303	0	303	271	0	271	11	12	12
Rest of EMEA	616	17	633	21	654	480	0	480	28	32	36
Total EMEA	918	18	936	21	957	751	0	751	22	25	27
United States	413	24	437	65	502	419	0	419	-1	4	20
Rest of Americas	150	2	152	2	154	148	0	148	1	3	4
Total Americas	563	26	589	67	656	567	0	567	-1	4	16
Japan	86	1	87	1	88	62	0	62	39	40	42
Rest of Asia Pacific Japan	169	2	171	9	180	135	0	135	25	27	33
Total Asia Pacific Japan	255	3	258	10	268	197	0	197	29	31	36

Total	1,736	47	1,783	98	1,881	1,515	0	1,515	15	18	24

Total revenue by region***
Germany	453	1	454	0	454	408	0	408	11	11	11
Rest of EMEA	837	17	854	27	881	673	0	673	24	27	31
Total EMEA	1,290	18	1,308	27	1,335	1,081	0	1,081	19	21	24
United States	635	24	659	97	756	619	0	619	3	6	22
Rest of Americas	202	2	204	2	206	196	0	196	3	4	5
Total Americas	837	26	863	99	962	815	0	815	3	6	18
Japan	112	1	113	1	114	88	0	88	27	28	30
Rest of Asia Pacific Japan	221	2	223	11	234	178	0	178	24	25	32
Total Asia Pacific Japan	333	3	336	12	348	266	0	266	25	26	31

Total	2,460	47	2,507	138	2,645	2,162	0	2,162	14	16	22

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	constant currency revenue and operating income figures are calculated by translating revenue and operating income of the current period using the average exchange rates from the previous year’s respective period instead of the current period. Constant currency period-over-period changes are calculated by comparing the current year’s Non-GAAP constant currency numbers with the Non-GAAP number of the previous year’s respective period

***	based on customer location

F4

STOCK BASED COMPENSATION
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

	Three months ended March 31,
€ millions	2008	2007	% change

Stock based compensation per expense line item (both U.S. GAAP and Non-GAAP):
Cost of software and software related services	1	1	0
Cost of professional services and other services	1	3	-67
Research and development	4	5	-20
Sales and marketing	2	3	-33
General and administration	1	3	-67
Other operating income/expense, net	0	0	0

Total Stock Based Compensation	9	15	-40

FREE CASH FLOW
Preliminary and unaudited

	Three months ended March 31,
€ millions	2008	2007	% change

Net cash provided by operating activities from continuing operations	1,072	852	26
Purchase of long-lived assets excluding additions from business combinations	-61	-79	-23

Free Cash Flow	1,011	773	31

HEADCOUNT
Preliminary and unaudited

in Full-Time-Equivalents - from continuing operations	March 31, 2008	December 31, 2007	March 31, 2007

Headcount by Region
Germany	15,112	14,749	14,324
Rest of EMEA	11,214	8,905	8,367
Total EMEA	26,326	23,654	22,691
United States	9,586	7,832	7,155
Rest of Americas	4,474	2,797	2,367
Total Americas	14,060	10,629	9,522
Japan	1,466	1,344	1,253
Rest of Asia Pacific Japan	9,422	8,234	6,852
Total Asia Pacific Japan	10,888	9,578	8,105

Total	51,274	43,861	40,318

Headcount by Functional Area
Software and software related services	6,594	5,831	5,450
Professional services and other services	14,012	12,785	11,777
Research and development	14,990	12,951	11,936
Sales and marketing	10,767	8,282	7,441
General and administration	3,356	2,797	2,581
Infrastructure	1,555	1,215	1,133

Total	51,274	43,861	40,318

F5

MULTI QUARTER SUMMARY
(U.S. GAAP and Non-GAAP)
Preliminary and unaudited

€ millions, unless stated otherwise	Q1/2008	Q4/2007	Q3/2007	Q2/2007	Q1/2007

Software revenue (U.S. GAAP)	622	1,415	714	716	562
Revenue adjustment*	0	0	0	0	0
Software revenue (Non-GAAP)	622	1,415	714	716	562

Support revenue (U.S. GAAP)	1,058	1,005	975	944	914
Revenue adjustment*	47	0	0	0	0
Support revenue (Non-GAAP)	1,105	1,005	975	944	914

Subscription and other software-related service revenue (U.S. GAAP)	56	53	46	44	39
Revenue adjustment*	0	0	0	0	0
Subscription and other software-related service revenue (Non-GAAP)	56	53	46	44	39

Software and software-related service revenue (U.S. GAAP)	1,736	2,473	1,735	1,704	1,515
Revenue adjustment*	47	0	0	0	0
Software and software-related service revenue (Non-GAAP)	1,783	2,473	1,735	1,704	1,515

Total revenue (U.S. GAAP)	2,460	3,240	2,419	2,421	2,162
Revenue adjustment*	47	0	0	0	0
Total revenue (Non-GAAP)	2,507	3,240	2,419	2,421	2,162

Operating income (U.S. GAAP)	359	1,109	606	581	436
Revenue adjustment*	47	0	0	0	0
Expense adjustment*	83	19	18	13	11
Operating income (Non-GAAP)	489	1,128	624	594	447

Operating margin (U.S. GAAP)	14.6%	34.2%	25.1%	24.0%	20.2%
Operating margin (Non-GAAP)	19.5%	34.8%	25.8%	24.5%	20.7%

Effective tax rate from continuing operations	29.0%	33.8%	35.1%	25.8%	33.5%

EPS from continuing operations — basic in €(U.S. GAAP)	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations — diluted in €(U.S. GAAP)	0.21	0.63	0.34	0.37	0.26
EPS from continuing operations — basic in €(Non-GAAP)	0.29	0.64	0.35	0.38	0.26
EPS from continuing operations — diluted in €(Non-GAAP)	0.29	0.64	0.35	0.38	0.26

Headcount**	51,274	43,861	42,601	41,736	40,318

*	adjustments in the revenue line items are for the Business Objects support revenue that Business Objects would have recognized had it remained a standalone entity but that SAP is not permitted to recognize as revenue under U.S. GAAP as a result of business combination accounting rules. Adjustments in the operating expense line items are for acquisition-related charges. See Appendix for details

**	in Full-Time-Equivalents — from continuing operations

F6

APPENDIX
Explanation of Non-GAAP Measures
This document discloses certain financial measures, such as Non-GAAP revenues, Non-GAAP operating income, Non-GAAP operating margin, free cash flow, and constant currency period-over-period changes in revenue and operating income, that are not prepared in accordance with U.S. GAAP and are therefore considered non-GAAP financial measures. Our non-GAAP financial measures may not correspond to non-GAAP financial measures that other companies report. The non-GAAP financial measures that we report should be considered as additional to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with U.S. GAAP. Our non-GAAP financial measures included in this press release are reconciled to the nearest U.S. GAAP measure in the tables on the pages F1 to F6 above.
Non-GAAP Revenues, Non-GAAP Operating Income and Non-GAAP Operating Margin
We believe that it is of interest to investors to receive certain supplemental historical and prospective financial information used by our management in running our business – in addition to financial data prepared in accordance with U.S. GAAP. Beginning in 2008 we use both Non-GAAP revenues and Non-GAAP operating income / Non-GAAP operating margin as defined below consistently in our planning, forecasting, reporting, compensation and external communication.
Non-GAAP revenue: Revenues in this document identified as “Non-GAAP revenue” have been adjusted from the respective U.S. GAAP numbers by including the full amount of Business Objects support revenues that would have been reflected by Business Objects had it remained a stand-alone entity but are not permitted to be reflected as revenues under U.S. GAAP as a result of fair value accounting for Business Objects support contracts in effect at the time of the Business Objects acquisition.
Under U.S. GAAP we record at fair value the Business Objects support contracts in effect at the time of the acquisition of Business Objects. Consequently, our U.S. GAAP support revenues, our U.S. GAAP software and software-related service revenues and our U.S. GAAP total revenues for periods subsequent to the Business Objects acquisition do not reflect the full amount of support revenue that Business Objects would have recorded for these support contracts absent the acquisition by SAP. Adjusting revenue numbers for this one-time revenue impact provides additional insight into our ongoing performance because the support contracts are typically one-year contracts and renewals of these contracts are expected to result in revenues that are not impacted by the business combination-related fair value accounting.
We believe that our Non-GAAP revenue numbers have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP revenues and U.S. GAAP revenues. We caution the readers of this document to follow a similar approach by considering our Non-GAAP revenues only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Non-GAAP operating income / Non-GAAP operating margin: Operating income and operating margin in this document identified as “Non-GAAP operating income” or “Non-GAAP operating margin” have been adjusted from the respective operating income and operating margin numbers as recorded under U.S. GAAP by including the full amount of Business Objects support revenues to be included in Non-GAAP revenue, and by excluding acquisition-related charges. Acquisition related charges in this context comprise:
·	Amortization expense of intangibles acquired in business combination and standalone acquisitions of intellectual property

F7

·	Expense from purchased in-process research and development
·      Restructuring expenses as far as incurred in connection with a business combinations and accounted for under SFAS 146 in SAP’s U.S.
       GAAP financial statements
Although acquisition-related charges include recurring items from past acquisitions, such as amortization of acquired intangible assets, they also include an unknown component, relating to current-year acquisitions. We cannot accurately assess or plan for that unknown component until we have finalized our purchase price allocation. Furthermore acquisition-related charges may include one-time charges that are not reflective of our ongoing operating performance.
We believe that our Non-GAAP financial measures described above have limitations, particularly as the eliminated amounts may be material to us. We therefore do not evaluate our growth and performance without considering both Non-GAAP operating income / Non-GAAP operating margin numbers and U.S. GAAP operating income and margin numbers. We caution the readers of this document to follow a similar approach by considering our Non-GAAP operating income / Non-GAAP operating margin numbers only in addition to, and not as a substitute for or superior to, revenues or other measures of our financial performance prepared in accordance with U.S. GAAP.
Free Cash Flow
We believe that free cash flow is a widely accepted supplemental measure of liquidity. Free cash flow measures a company’s cash flow remaining after all expenditures required to maintain or expand the business have been paid off. We calculate free cash flow as operating cash flow from continuing operations minus additions to long-lived assets excluding additions from acquisitions. Free cash flow should be considered in addition to, and not as a substitute for or superior to, cash flow or other measures of liquidity and financial performance prepared in accordance with U.S. GAAP.
Constant Currency Period-over-Period Changes
We believe it is important for investors to have information that provides insight into our sales. Revenue measures determined under U.S. GAAP provide information that is useful in this regard. However, both sales volume and currency effects impact period-over-period changes in sales revenue. We do not sell standardized units of products and services, so we cannot provide relevant information on sales volume by providing data on the changes in product and service units sold. To provide additional information that may be useful to investors in breaking down and evaluating changes in sales volume, we present information about our revenue and various values and components relating to operating income that are adjusted for foreign currency effects. We calculate constant currency year-over-year changes in revenue and operating income by translating foreign currencies using the average exchange rates from the previous (comparator) year instead of the report year.
We believe that data on constant currency period-over-period changes have limitations, particularly as the currency effects that are eliminated constitute a significant element of our revenues and expenses and may severely impact our performance. We therefore limit our use of constant currency period-over-period changes to the analysis of changes in volume as one element of the full change in a financial measure. We do not evaluate our results and performance without considering both constant currency period-over-period changes on the one hand and changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP on the other. We caution the readers of this document to follow a similar approach by considering data on constant currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenues, expenses, income, or other measures of financial performance prepared in accordance with U.S. GAAP.

F8